crownhunt



🙌 You're in early with the only platform built for the emerging textured hair market.

We're building a future that is not only inclusive but it empowers the hair entrepreneur with the knowledge they need to confidently service every member in their community. Learn more about the founders.



A Brief History of Textured Hair

In the 2000s, two key cultural shifts have led to women with curly to coily hair embracing their natural texture even more: rejection of harsh chemicals, and embracing our natural selves.

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Celebrating 1000 members!

We've passed 1000 Crownhunt members, signed up to get access to textured hair education, community events and more.

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crownhunt



65% of people in the US have curly to coily textured hair, yet there's little training for it.

We often hear people refer to Crownhunt as a niche product, but the stats say otherwise. In 2020, as the world, and especially the U.S. experienced a cultural awakening, media began to uncover the problem Crownhunt is being built to solve.


HAIR

Hair: Last Week Tonight with John Oliver (HBO)

John Oliver discusses the importance of Black hair, the ways it can be a target of discrimination, and some ideas to address that.

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Red Table Talk Discusses Hair Discrimination

Los Angeles County Supervisor Holly J. Mitchell and Chastity Jones, a victim of hair discrimination, joined Jada Pinkett-Smith, her daughter Willow, and her mother Gammy on their latest Red Table Talk Extra spotlighting race-based hair discrimination and the CROWN Act.

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crownhunt



Who are Crownhunt Members?

Crownhunt has grown to over 1500 members nationwide, but we wanted to learn a bit more about this growing community, and thought we'd share that with you too.


How Did Members Identify?
CELEBRITY STYLIST
STUDENT
STYLIST


Female
Male
Data from October 2021
Member Survey


Top Cities
1. Los Angeles
2. Houston
3. Denver
4. New York
5. Orlando
6. Chicago


Online vs In-Person Training
ONLINE
IN PERSON

Join the Community 👇

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.